UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
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TEMPLE-INLAND INC.
(Name of Subject Company)
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TEMPLE-INLAND INC.
(Name of Persons Filing Statement)
_________________

Common Stock, $1.00 par value per share
(Title of Class of Securities)
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879868107
(CUSIP Number of Class of Securities)
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C. Morris Davis, Esq.
General Counsel
Temple-Inland Inc.
1300 MoPac Expressway South, 3rd Floor
Austin, Texas 78746
Telephone: (512) 434-5800
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Daniel A. Neff, Esq.
Benjamin M. Roth, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following memorandum was provided to Temple-Inland employees on July 11, 2011:

To:	All Temple-Inland Employees
Date:	July 11, 2011
Subject:	International Paper Company Announces Unsolicited Tender Offer to Purchase Temple-Inland Shares

This afternoon, International Paper Company (IP) announced that it will commence a tender offer to purchase shares of Temple-Inland Inc. for $30.60 per share.  In connection with that announcement, we expect that tomorrow IP will file a Schedule TO with the U.S. Securities and Exchange Commission (SEC).

A tender offer is a public offer to the shareholders of a company asking those shareholders to sell their stock to the party making the offer.  A tender offer must comply with the rules and regulations of the SEC, which are quite technical. It is important to note that IP will not be able to actually purchase any shares tendered until numerous conditions are satisfied.

In response to IP’s filing of its Schedule TO, Temple-Inland’s Board will review it and prepare and file what is known as a Schedule 14D-9.  This is an SEC filing in response to a tender offer in which the Board of the company receiving the offer (in this case, Temple-Inland) makes a recommendation to its shareholders.  The Schedule 14D-9 filing describes that recommendation, informs all shareholders of the Board’s decision and provides the background of the offer and rationale for the Board’s decision.

Between now and the time Temple-Inland files its 14D-9 is referred to as a “stop-look-listen” period.  During this period, the Board reviews the Schedule TO and advises shareholders not to tender their shares before the Board makes its recommendations by filing the 14D-9, which will occur within 10 business days of IP’s filing of its Schedule TO.  Other than this, Temple-Inland is not permitted to comment on the tender offer until after the Schedule 14D-9 is filed.

Cautionary Statement on Forward-Looking Statements

Forward-looking statements are made throughout this release.  These forward-looking statements are sometimes identified by the use of terms and phrases such as "believe," "should," "would," "expect," "project," "estimate," "anticipate," "intend," "plan," "will," "can," "may," or similar expressions elsewhere in this release.  All forward-looking statements are subject to a number of important factors, risks, uncertainties, and assumptions that could cause actual results to differ materially from those described in any forward-looking statements.  These factors and risks include, but are not limited to, general economic conditions, demand for new housing, accuracy of certain accounting assumptions, changes in actual or forecasted cash flows, competitive pressures, future sales volume, significant increases in the costs of certain commodities, timely implementation of price increases, successful execution of cost saving strategies, changes in tax laws, integration risks associated with recent acquisitions, changes in weighted average shares for diluted EPS, increases in transportation costs, and other financial, operational, and legal risks and uncertainties detailed from time to time in Temple-Inland’s cautionary statements contained in its filings with the SEC.  Temple-Inland disclaims and does not undertake any obligation to update or revise any forward-looking statement in this release except as required by law.  Temple-Inland notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995.  Temple-Inland is not waiving any other defenses that may be available under applicable law.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Temple-Inland will file a Solicitation/ Recommendation Statement on Schedule 14D-9 with the SEC within 10 business days following commencement of IP’s tender offer for all outstanding shares of Temple-Inland common stock.

INVESTORS AND STOCKHOLDERS OF TEMPLE-INLAND ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders of Temple-Inland will be able to obtain free copies of the Solicitation/Recommendation Statement and other documents containing important information about Temple-Inland once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Temple-Inland will be available free of charge on Temple-Inland’s internet website at www.templeinland.com or by contacting Temple-Inland’s Investor Relations Department at (512) 434-3766.

The following Employee FAQs were made available to Temple-Inland employees on the Company’s intranet website:

Employee FAQ

What is a tender offer?

A tender offer is a public offer to the shareholders of a company asking those shareholders to sell their stock to the party making the offer. A tender offer must comply with the rules and regulations of the Securities and Exchange Commission (SEC), which are quite technical.

It is important to note that following IP’s commencement of a tender offer, IP will not be able to actually purchase any shares tendered until numerous conditions are satisfied, including a number of conditions over which we expect the Temple-Inland Board will have control.

What is a Schedule 14D-9 filing?

A Schedule 14D-9 filing is an SEC filing made in response to a tender offer in which the board of directors of the company that is the subject of the tender offer (in this case, Temple-Inland) makes a recommendation to its shareholders. It is, in effect, a description of the board’s recommendation concerning the offer. The Schedule 14D-9 filing informs all shareholders of the board’s decision and provides the background of the offer and rationale for the decision.

The following legend appears on the Employee FAQ page of the Company’s intranet site:

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Temple-Inland will file a Solicitation/ Recommendation Statement on Schedule 14D-9 with the SEC within 10 business days following commencement of International Paper’s tender offer for all outstanding shares of Temple-Inland common stock.

INVESTORS AND STOCKHOLDERS OF TEMPLE-INLAND ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders of Temple-Inland will be able to obtain free copies of the Solicitation/Recommendation Statement and other documents containing important information about Temple-Inland once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Temple-Inland will be available free of charge on Temple-Inland’s internet website at www.templeinland.com or by contacting Temple-Inland’s Investor Relations Department at (512) 434-3766.